GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue
New York, New York 10166

Spencer G. Feldman
212-801-9221

May 14, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Foldera, Inc.-- Annual Report on Form 10-KSB/A (Amendment No. 1) for the Year ended December 31, 2006

Dear Sirs:

On behalf of Foldera, Inc., a Nevada corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and Rule 101(a) (1) (iii) of Regulation S-T, one copy of Foldera's Amendment No. 1 to Annual Report on Form 10-KSB/A for the year ended December 31, 2006 (the “Amendment”).

The Amendment is responsive to the comments of the Staff set forth in its letter of May 3, 2007 with respect to Foldera’s Registration Statement on Form SB-2 (File No. 333-139120) (the “Registration Statement”) that were applicable to Foldera’s Annual Report on Form 10-KSB as filed on April 13, 2007, in response to comment 8 in the May 3, 2007 letter.

The financial statements in the Annual Report do not reflect a change from the preceding year in any accounting principles or practices, or in the method of applying any such principles or practices.

Please address any comments or questions that you may have concerning the Form 10-KSB to Reid Dabney, Foldera’s Senior Vice President and Chief Financial Officer, or to me.

Very truly yours,

/s/ Spencer G. Feldman Spencer G. Feldman

Encls.

cc: Mr. Reid Dabney
Kabani & Company, Inc.